Broadscale Acquisition Corp.

1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C. 20549

Re:	Broadscale Acquisition Corp. Registration Statement on Form S-1 Filed January 27, 2021, as amended File No. 333-252449

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Broadscale Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EST on February 11, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Andrew Shapiro
Andrew Shapiro Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP Ledgewood, PC